Exhibit (d)(3)

Clean Team Agreement

June 30, 2016

In connection with the evaluation of a possible business combination between Mill Road Capital Management LLC (“Buyer”) and Skullcandy, Inc. (the “Company”), Buyer and the Company entered into a Confidentiality Agreement, dated as of June 29, 2016 (the “Confidentiality Agreement”). Capitalized terms used in this letter that are not otherwise defined shall have the meanings set forth in that Confidentiality Agreement.

As part of ongoing diligence, Buyer has asked the Company to provide it with certain Evaluation Material that refers to or consists of competitively sensitive business strategy, promotional or marketing information and detailed customer and vendor information (including without limitation, for example, pricing, volume, discount, rebate, margin, cost, opportunity or similar information) (“Highly Confidential Evaluation Material”). Buyer has advised the Company that disclosure of the requested Highly Confidential Evaluation Material is necessary at this time for Buyer to properly evaluate the Company in a timely fashion. The Company has considered Buyer’s request, and it has determined to disclose the requested Highly Confidential Evaluation Material to certain designated personnel listed in Exhibit A hereto, as such exhibit may be amended from time to time by the joint written consent of the parties, and the Buyer’s outside advisors that are involved in evaluating the Transaction (including Buyer outside counsel and its outside economic, accounting, or financial advisors) (the “Buyer Clean Team”). This agreement governs the terms and conditions upon which the Company shall disclose its Highly Confidential Evaluation Material to the Buyer Clean Team.

1.	As recipients of Highly Confidential Evaluation Material, the Buyer Clean Team will not disclose any Highly Confidential Evaluation Material to any other party or any other person, including but not limited to any other personnel of Buyer, without prior written consent of the Company.

2.	The Buyer Clean Team may disclose summary or aggregated information derived from Highly Confidential Evaluation Material (“Clean Team Summaries”) to select Buyer personnel to assist in Buyer’s evaluation of the Transaction, provided that disclosure is otherwise permissible under and complies with the terms of the Confidentiality Agreement and this agreement.

Before the Buyer Clean Team discloses any Clean Team Summaries to Buyer, outside antitrust counsel for Buyer will review the Clean Team Summaries and the identity of the Buyer personnel to whom the information will be provided to ensure the summaries do not disclose competitively sensitive information (including, but not limited to details regarding the Company’s pricing plans, SKU-specific pricing, discount programs, margins, competitive sales, current sales opportunities, bid strategies, or any discussion thereof). For the avoidance of doubt, the Buyer Clean Team will not provide any Clean Team Summaries to Buyer unless those Clean Team Summaries first have been reviewed and approved for disclosure (or modified and approved for disclosure as so modified) by Buyer outside antitrust counsel.

3.	If the Buyer Clean Team believes that the Company has incorrectly designated certain Evaluation Material or portions thereof as Highly Confidential Evaluation Material, or that certain Buyer personnel should be permitted to see certain Highly Confidential Evaluation Material, then the Buyer Clean Team may request permission to change the designation of the materials, and the Company will provide a prompt response. To enable the Company to properly evaluate such a request, the Buyer Clean Team will include the following information in any such request:

•	The specific materials for which the Buyer Clean Team would like to modify the Highly Confidential Evaluation Material designation;

•	The specific change the Buyer Clean Team is requesting (i.e. de-designating as Highly Confidential Evaluation Material or adding certain Buyer personnel to the Buyer Clean Team for purposes of reviewing those materials); and

•	The rationale for making this change.

For the avoidance of doubt, the purpose of this “clean team” process and of this agreement is to prevent the disclosure of the Company’s competitively sensitive information to Buyer personnel beyond what is truly necessary for diligence purposes. This agreement should be construed in a manner consistent with that overall purpose.

Except as otherwise provided herein, the parties rights and obligations with respect to the Evaluation Material disclosed pursuant to this agreement shall be governed by the Confidentiality Agreement. This agreement is limited by its terms and does not and shall not serve to amend or waive any provision of the Confidentiality Agreement. The Confidentiality Agreement is hereby ratified and confirmed and shall continue in full force and effect.

This agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York, without regard to the conflict of law provisions thereof.

This agreement may be signed by facsimile or .pdf and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

IN WITNESS WHEREOF, the undersigned have caused this agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Mill Road Capital Management LLC

By:
	Name:	Thomas Lynch
	Its:	Management Committee Director

Skullcandy, Inc.

By:
	Name:	PATRICK GROSSO
	Its:	CLO

[Signature Page to Clean Team Agreement]

Exhibit A

Buyer Clean Team

Name	Job Title
Thomas Lynch	Senior Managing Director
Scott Scharfman	Managing Director
Eric Yanagi	Principal
Sean Quinn	Senior Associate
Colin Dampier	Associate
Phillip Ross	Associate
Dan Ginsberg	Consultant
Sandy McKay	Consultant
Steve Ottley	Consultant